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                             September 2, 2022

       Andrew M. Meslow
       Chief Executive Officer
       Bath & Body Works, Inc.
       Three Limited Parkway
       Columbus, Ohio 43230

                                                        Re: Bath & Body Works,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 31,
2022
                                                            File No. 001-08344

       Dear Mr. Meslow:

            We have reviewed your most recent definitive proxy statement and have the following comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 31, 2022

       General

   1. Please expand your discussion to address how the experience of the Interim Lead
                                                        Independent Director is
brought to bear in connection with your board   s role in risk
                                                        oversight.
   2. Please expand upon the role that your Interim Lead Independent Director plays in the leadership of the
board. For example, please enhance your disclosure to address whether or not your Interim
Lead Independent Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            why your board
elected to retain direct oversight responsibility for certain risks rather than assign
oversight to a board committee;
 Andrew M. Meslow
Bath & Body Works, Inc.
September 2, 2022
Page 2
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 if
you have questions.



FirstName LastNameAndrew M. Meslow                             Sincerely,
Comapany NameBath & Body Works, Inc.
                                                               Division of
Corporation Finance
September 2, 2022 Page 2                                       Disclosure
Review Program
FirstName LastName